UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF APRIL 2021

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

65, Euljiro, Jung-gu

Seoul 04539, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Termination of Share Repurchase Agreement

On April 29, 2021, the board of directors of SK Telecom Co., Ltd. (the “Company”) approved the termination of the share repurchase agreement (the “Agreement”) by and between the Company and SK Securities Co., Ltd. (“SK Securities”) pursuant to which the Company engaged SK Securities to effect repurchases of common shares of the Company.

1. Value of Agreement (Won)		Prior to Termination	500,000,000,000
		After Termination	0

2. Term of Agreement Prior to Termination		From	August 28, 2020
		To	August 27, 2021

3. Purpose of Termination			Early termination due to completion of share repurchase

4. Counterparty to Agreement			SK Securities

5. Expected Date of Termination			April 30, 2021

6. Method of Return of Assets in Trust after Termination			Return of cash and treasury shares

7. Treasury Shares Held Prior to Termination	Acquisition within Limit Based on Maximum Amount of Dividends Payable	Common shares	9,585,568	Ratio (%)	11.9
		Preferred shares	—	Ratio (%)	—
	Other Acquisition	Common shares	—	Ratio (%)	—
		Preferred shares	—	Ratio (%)	—

8. Date of Resolution by the Board of Directors			April 29, 2021

- Attendance of Outside Directors		Present	5
		Absent	—

- Attendance of Auditors (Audit Committee Members who are not Outside Directors)			—

9. Other Matters Relating to an Investment Decision

- A total of 2,097,295 common shares of the Company have been repurchased pursuant to the Agreement, which will be deposited to the Company’s corporate account and held by the Company upon the termination of the Agreement.

[Changes in Number of Treasury Shares Held Prior to Termination of Agreement]

(Unit: shares)

Method of acquisition			Type of shares	As of January 1, 2021	Changes			As of April 29, 2021	Notes
					Acquired (+)	Disposed (–)	Cancelled (–)
Acquisition within limit based on maximum amount of dividends payable	Direct acquisition	Direct acquisition through stock exchange	Common shares	7,609,263	—	120,990	—	7,488,273	—
			Preferred shares	—	—	—	—	—	—
		Over-the- counter acquisition	Common shares	—	—	—	—	—	—
			Preferred shares	—	—	—	—	—	—
		Tender offer	Common shares	—	—	—	—	—	—
			Preferred shares	—	—	—	—	—	—
		Subtotal (a)	Common shares	7,609,263	—	120,990	—	7,488,273	—
			Preferred shares	—	—	—	—	—	—
	Acquisition through broker	Held in trust by broker	Common shares	1,809,295	288,000	—	—	2,097,295	—
			Preferred shares	—	—	—	—	—	—
		Held by Company	Common shares	—	—	—	—	—	—
			Preferred shares	—	—	—	—	—	—
		Subtotal (b)	Common shares	1,809,295	288,000	—	—	2,097,295	—
			Preferred shares	—	—	—	—	—	—
Other acquisition (c)			Common shares	—	—	—	—	—	—
			Preferred shares	—	—	—	—	—	—
Total (a+b+c)			Common shares	9,418,558	288,000	120,990	—	9,585,568	—
			Preferred shares	—	—	—	—	—	—

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.
(Registrant)

By:	/s/ Joongsuk Oh
(Signature)
Name:	Joongsuk Oh
Title:	Senior Vice President

Date: April 29, 2021